SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Applied Genetic Technologies Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

03820J 10 0
(CUSIP Number)

Larry Randall
Alta Partners
One Embarcadero Center, Suite 3700
San Francisco, CA 94111
(415) 362-4022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03820J 10 0	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON
Alta Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	1,492,200 (a)
8	SHARED VOTING POWER	-0-
9	SOLE DISPOSITIVE POWER	1,492,200 (a)
10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,492,200 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%
14	TYPE OF REPORTING PERSON	PN

(a)
Alta Partners VIII, L.P. (“AP VIII”) has sole voting and dispositive control over  1,492,200 shares of common stock, par value $0.001 per share (“Common Stock”), of Applied Genetic Technologies Corporation (the “Issuer”), except that Alta Partners Management VIII, LLC (“APM VIII”), the general partner of AP VIII, and Farah Champsi (“Champsi”), Daniel Janney (“Janney”) and Guy Nohra (“Nohra”), managing directors of AP VIII, may be deemed to share dispositive and voting power over such stock.

(b)
The percentage set forth in row (13) is calculated based upon 16,410,811 shares of common stock issued and outstanding as of October 31, 2014 as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended September 30, 2014.

CUSIP No. 03820J 10 0	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON
Alta Partners Management VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	1,492,200(c)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	1,492,200 (c)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,492,200 (c)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1% (d)
14	TYPE OF REPORTING PERSON	OO

(c)	APM VIII is the general partner of AP VIII and shares voting and dispositive power over the shares of Common Stock held by AP VIII.

(d)
The percentage set forth in row (13) is calculated based upon 16,410,811shares of common stock issued and outstanding as of October 31, 2014 as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended September 30, 2014.

CUSIP No. 03820J 10 0	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSON
Farah Champsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	12,436
8	SHARED VOTING POWER	1,492,200 (e)
9	SOLE DISPOSITIVE POWER	12,436
10	SHARED DISPOSITIVE POWER	1,492,200 (e)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,504,636 (e)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2% (f)
14	TYPE OF REPORTING PERSON	IN

(e)	Champsi is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(f)
The percentage set forth in row (13) is calculated based upon 16,410,811shares of common stock issued and outstanding as of October 31,, 2014 as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended September 30, 2014.

CUSIP No. 03820J 10 0	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSON
Daniel Janney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	12,436
8	SHARED VOTING POWER	1,492,200 (g)
9	SOLE DISPOSITIVE POWER	12,436
10	SHARED DISPOSITIVE POWER	1,492,200 (g)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,504,636 (g)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2% (h)
14	TYPE OF REPORTING PERSON	IN

(g)	Janney is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(h)
The percentage set forth in row (13) is calculated based upon 16,410,811shares of common stock issued and outstanding as of October 31,, 2014 as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended September 30, 2014.

CUSIP No. 03820J 10 0	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSON
Guy Nohra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	12,436
8	SHARED VOTING POWER	1,492,200 (i)
9	SOLE DISPOSITIVE POWER	12,436
10	SHARED DISPOSITIVE POWER	1,492,200 (i)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,504,636 (i)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2% (j)
14	TYPE OF REPORTING PERSON	IN

(i)	Nohra is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(j)
The percentage set forth in row (13) is calculated based upon 16,410,811 shares of common stock issued and outstanding as of October 31, 2014 as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended September 30, 2014.

Explanatory Note.

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) is being filed to amend the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Applied Genetic Technologies Corporation, a Delaware corporation (the “Issuer”), as initially filed with the Securities and Exchange Commission on April 11, 2014 (the “Original Schedule 13D”).  This Schedule 13D/A is being filed to report the distribution of shares of the Issuer’s Common Stock to the partners of AP VIII and members of APM VIII on November 17, 2014.  The Original Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.  All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On November 17, 2014, AP VIII effected a pro-rata in-kind distribution of 1,492,200  shares of the Issuer’s Common Stock to the partners of AP VIII without the receipt of consideration.  In such distribution, APM VIII received 44,766  shares of the Issuer’s Common Stock, which it subsequently distributed in a pro-rata in-kind distribution to its members without the receipt of consideration. In the distribution by APM VIII, each of Champsi, Janney and Nohra received 12,436 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D are hereby amended and restated in its entirety to read as follows:

(a)-(b)

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class
AP VIII	1,492,200	1,492,200	0	1,492,200	0	1,492,200	9.1% (2)
APM VIII	0	0	1,492,200	0	1,492,200	1,492,200	9.1% (2)
Farah Champsi	12,436	12,436	1,492,200	12,436	1,492,200	1,504,636	9.2% (2)
Daniel S. Janney	12,436	12,436	1,492,200	12,436	1,492,200	1,504,636	9.2% (2)
Guy P. Nohra	12,436	12,436	1,492,200	12,436	1,492,200	1,504,636	9.2% (2)

 (1) Champsi, Janney and Nohra serve as directors of APM VIII, which serves as the general partner of AP VIII. APM VIII owns no securities of the Issuer directly.  Champsi, Janney and Nohra share voting and investment control over the shares owned by APM VIII and may be deemed to beneficially own the shares held by AP VIII.

(2) These percentages are calculated based upon 16,410,811 shares of common stock issued and outstanding as of October 31, 2014 as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended September 30, 2014.

(c)  On November 17, 2014, AP VIII effected a pro-rata in-kind distribution of 1,492,200 shares of the Issuers Common Stock to the partners of AP VIII without the receipt of consideration.  In such distribution, APM VIII received 44,766  shares of the Issuer’s Common Stock, which it subsequently distributed in a pro-rata in-kind distribution to its members without the receipt of consideration. In the distribution by APM VIII, each of Champsi, Janney and Nohra received 12,436 shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Statement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 19, 2014

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By:	Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:	November 19, 2014

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By:	Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra